EXHIBIT 12.1
The GEO Group, Inc.
Ratio of Earnings to Fixed Charges
Fiscal Years Ended

	29-Dec	28-Dec	2-Jan	1-Jan	31-Dec
	2002	2003	2005	2006	2006
Earnings:
Pre-tax income (excluding equity income of affiliates)	24,968	72,562	26,104	(7,284)	45,362

Share of distributed income of 50%-owned affiliates	1,617	—	—	—	—
Interest Expense	3,738	19,885	22,455	24,376	29,526
Interest component of operating leases	18,685	10,823	11,788	15,485	16,217

Total Earnings	49,008	103,270	60,347	32,577	91,105

Fixed Charges:
Interest Expense	3,738	19,885	22,455	24,376	29,526
Interest component of operating leases	18,685	10,823	11,788	15,485	16,217
Capitalized interest					222

Total Fixed Charges	22,423	30,708	34,243	39,861	45,965

Ratio of Earnings to Fixed Charges	2.19	3.36	1.76	0.82	1.98